SP 3/3/03

03002392

UF 3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUSTMARK FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

248 EAST CAPITOL STREET, SUITE 1000
(No. and Street)

JACKSON, MS 39201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS V HOWARD 601-969-2368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

188 EAST CAPITOL STREET SUITE 1100 JACKSON, MS 39201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, THOMAS V HOWARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUSTMARK FINANCIAL SERVICES, INC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELINDA W. FORTENBERRY NOTARY PUBLIC EXPIRES MISSISSIPPI MAY 31, 2006 HINDS COUNTY

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors of
Trustmark Financial Services, Inc.:

We have audited the accompanying balance sheet of Trustmark Financial Services, Inc. (TFSI) (a wholly owned subsidiary of Trustmark National Bank) as of December 31, 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of TFSI's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TFSI as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of TFSI as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

January 31, 2003

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Balance Sheets

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	516,445	402,850
Short-term money market funds		2,416,605	5,305,545
Other assets		12,432	371,724
Total assets	$	2,945,482	6,080,119
Liabilities			
Due to shareholder	$	292,254	320,944
Accrued expenses and other liabilities		82,778	514,845
Total liabilities		375,032	835,789
Shareholder's Equity			
Common stock, $250 stated par value; 1,000 shares authorized, issued and outstanding		250,000	250,000
Retained earnings		2,320,450	4,994,330
Total shareholder's equity		2,570,450	5,244,330
Total liabilities and shareholder's equity	$	2,945,482	6,080,119

See accompanying notes to financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Income Statements

Years ended December 31, 2002 and 2001

		2002	2001
Income:			
Commissions	$	4,530,610	4,912,344
Investment advisory fees		1,768,295	2,945,160
Interest income		92,022	165,603
Other customer fees		2,427	3,005
Total income		6,393,354	8,026,112
Expenses:			
Salaries and employee benefits		2,994,462	3,330,065
Clearing, execution and market information		597,701	676,370
Occupancy and equipment		164,568	168,631
Administrative and other		537,503	523,142
Total expenses		4,294,234	4,698,208
Income before income taxes		2,099,120	3,327,904
Income tax expense		773,000	1,276,000
Net income	$	1,326,120	2,051,904

See accompanying notes to financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2002 and 2001

	Common stock			Retained	
	Shares		Amount	earnings	Total
Balance at January 1, 2001	1,000	$	250,000	2,942,426	3,192,426
Net income	—		—	2,051,904	2,051,904
Balance at December 31, 2001	1,000		250,000	4,994,330	5,244,330
Net income	—		—	1,326,120	1,326,120
Dividends paid	—		—	(4,000,000)	(4,000,000)
Balance at December 31, 2002	1,000	$	250,000	2,320,450	2,570,450

See accompanying notes to financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Operating activities:			
Net income	$	1,326,120	2,051,904
Adjustment to reconcile net income to net cash provided by operating activities:			
Net decrease in due to shareholder		(28,690)	(37,847)
Net (decrease) increase in accrued expenses and other liabilities		(432,067)	346,113
Net increase (decrease) in other assets		359,292	(371,724)
Net cash provided by operating activities		1,224,655	1,988,446
Financing activities:			
Dividends paid		(4,000,000)	—
Net cash used by financing activities		(4,000,000)	—
Cash and cash equivalents at beginning of year		5,708,395	3,719,949
Cash and cash equivalents at end of year	$	2,933,050	5,708,395

See accompanying notes to financial statements.

(1) Organization

Trustmark Financial Services, Inc. (TFSI) is a wholly owned subsidiary of Trustmark National Bank (TNB), which is a wholly owned subsidiary of Trustmark Corporation (Trustmark). TFSI is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. During 2001, TFSI became a registered investment adviser under the Investment Advisers Act of 1940. Its operations consist of coordinating securities transactions for its customers through a single clearinghouse, Pershing, a division of Donaldson, Lufkin, and Jenrette Securities Corporation (a wholly owned subsidiary of Donaldson, Lufkin, and Jenrette, Inc.). Pershing clears securities transactions for TFSI's customers and carries the accounts of such customers for those transactions on a fully disclosed basis. TFSI's customer base consists primarily of TNB's customers from the Mississippi and Tennessee communities in which TNB conducts business. TFSI does not engage in any underwriting activities. TFSI is exempt from the requirements of the Securities and Exchange Commission (SEC) Rule 15c3-3.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities transactions and related revenues and expenses, including commissions, are recorded by TFSI on a settlement date basis which does not differ significantly from that which would be recognized on a trade date basis.

(b) Income Taxes

TFSI does not file a separate income tax return; rather, its income is included in the consolidated return of Trustmark. Under an intercompany tax sharing agreement, TFSI pays Trustmark for its pro rata share of the consolidated current tax liability or receives its pro rata share of refunds for any current tax benefit. There were no material temporary differences at December 31, 2002 and 2001. Payments to taxing authorities are made by Trustmark.

(c) Subordinated Liabilities

A statement of changes in liabilities subordinated to claims of creditors is not included in the accompanying financial statements because TFSI had no liabilities subordinated to claims of creditors as of December 31, 2002 or 2001, or at any point during the years then ended.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash and short-term money market funds.

During 2002 and 2001, TFSI paid to Trustmark $767,000 and $891,000, respectively, for income taxes pursuant to a tax sharing agreement between TFSI and Trustmark. During 2002 and 2001, TFSI paid no interest.

(4) Fair Values of Financial Instruments

At December 31, 2002 and 2001, the carrying values of TFSI's assets and liabilities approximate their fair values.

(5) Cash

Under its clearing agreement with Pershing, TFSI is required to maintain a $100,000 "clearing deposit" on which interest is earned at the rate of 1% below the Pershing Base Lending Rate.

(6) Income Taxes

The current and deferred components of income tax expense for the year ended December 31, 2002 follow:

Current:		
Federal	$	672,000
State		101,000
		773,000
Deferred:		
Federal		—
State		—
		—
Income tax provision	$	773,000

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2002 to income before income taxes follow:

Expected income tax expense	$	734,692
State income taxes, net		65,650
Nondeductible expenses		1,695
Other		(29,037)
Income tax provision	$	773,000

(7) Related Party Transactions

Cash includes amounts in an interest-bearing deposit account at TNB of $333,122 and $152,333 at December 31, 2002 and 2001, respectively.

TNB pays all direct costs for TFSI and charges TFSI for those expenses. At December 31, 2002 and 2001, TFSI owed TNB $292,254 and $320,944, respectively, for such operating costs.

(Continued)

An indirect expense allocation is charged to TFSI by TNB for expenses such as unemployment taxes, telephone, professional fees, and insurance. Those expenses were $229,200 for both 2002 and 2001. In addition, TNB charges TFSI for office space on a month-to-month basis which amounted to $92,400 for 2002 and 2001.

Full-time employees of TFSI participate in TNB's employee benefit plans, which include a noncontributory pension plan, a 401(k) plan and a self-insured medical benefit plan. During 2002 and 2001, TFSI incurred expenses of $15,600 for each year related to the noncontributory pension plan. Also, during 2002 and 2001, expenses of $94,800 for each year were incurred related to the 401(k) plan. TFSI incurred expenses of $61,879 and $56,958 in 2002 and 2001, respectively, related to the medical benefit plan.

(8) Net Capital Requirements

TFSI is subject to the SEC's Uniform Net Capital requirements (Rule 15c3-1), which require the maintenance of minimum net capital. TFSI uses the basic net capital method, which requires that TFSI maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2002, TFSI had net capital, calculated pursuant to this rule, of $2,522,118, which was $2,272,118 in excess of required net capital.

(9) Commitments and Contingencies

TFSI is subject to claims and other legal proceedings in the normal course of business. These proceedings include alleged compensatory and punitive damages. Although it is not possible to determine, with any certainty, the potential exposure related to punitive damages, in the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material effect on TFSI's financial statements.

Schedule 1

TRUSTMARK FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital		
Total shareholders' equity qualified for net capital	$	2,570,450
Deduct:		
Non-allowable assets		—
Haircuts on short-term money market mutual fund at 2%		48,332
Net capital	$	2,522,118
Aggregate indebtedness		
Due to shareholder	$	292,254
Accrued expenses and other liabilities		82,778
Total aggregate indebtedness	$	375,032
Computation of basic net capital requirement		
Net capital	$	2,522,118
Less minimum net capital required		250,000
Excess net capital	$	2,272,118
Percentage of aggregate indebtedness to net capital		14.87%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002, as filed by TFSI in January 2003.

See accompaning independent auditors' report.

Schedule 2

TRUSTMARK FINANCIAL SERVICES

Computation of Determination of the Reserve
Requirement Under Exhibit A of
Rule 15c3-3

December 31, 2002

TSFI is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 because TSFI, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

Schedule 3

TRUSTMARK FINANCIAL SERVICES, INC.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in TFSI's possession or control as of December 31, 2002, for which instructions to reduce to possession or control had been issued as of December 31, 2002, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by TSFI.	None	None

See accompanying independent auditors' report.